                                              Filed pursuant to Rule 424(b)(3)
                                               Registration File No. 333-82154

                                   NAHC, Inc.
                            (formerly NovaCare, Inc.)
                              1018 W. Ninth Avenue
                            King of Prussia, PA 19406

         Supplement to Proxy Statement/Prospectus Dated February 5, 2002
                         As supplemented March 20, 2002

                   The date of this supplement is May 29, 2002

Dear Valued Stockholder:

         The following information supplements the proxy statement/prospectus of NAHC, Inc., a Delaware corporation, dated February 5, 2002, as supplemented on March 20, 2002, by which we are soliciting proxies to be voted at the adjourned annual meeting of our stockholders.

         The annual meeting originally was convened on March 19, 2002, at which time the directors of NAHC, Inc. were elected to one-year terms. Pursuant to authority granted to the chairman of the meeting by the stockholders, the meeting was adjourned until April 17, 2002. At the reconvened annual meeting on April 17, 2002, the annual meeting was adjourned a second time until May 15, 2002. The annual meeting now has been adjourned again, until 1:00 p.m. on Thursday, June 13, 2002, at the offices of Vinson & Elkins L.L.P., 2001 Ross Avenue, 41st Floor, Dallas, Texas, 75201.

         As of May 17, 2002, the boards of directors of NAHC, Inc. and J. L. Halsey Corporation, a wholly-owned subsidiary of NAHC which we call merger sub, unanimously consented to increase the size of their respective boards of directors to six members, with the vacancies thereby created being filled by Mr. William T. Comfort III. Mr. Comfort's term on the NAHC board expires at the next annual meeting of NAHC stockholders, while his term on the merger sub board expires at the annual meeting of merger sub stockholders following the 2004 fiscal year. A brief biography of Mr. Comfort follows:

         WILLIAM T. COMFORT III was a private equity investor with CVC Capital Partners, a leading private equity firm based in London, England, from 1994 until 2000. He now serves as a consultant to CVC. Mr. Comfort has served as a member of the board Ergo Science Corporation, a Delaware corporation, since January 2001, and as a member of the board of Fairchild Semiconductor International, Inc., a Delaware corporation, since April 2001. Mr. Comfort received his J.D. and L.L.M. in tax from New York University School of Law.

         One purpose of the annual meeting has been to approve and adopt a certificate of ownership and merger whereby we will merge with and into merger sub, with merger sub surviving the merger. If approved and the merger is consummated, the directors of merger sub immediately prior to the merger will continue as the directors of the surviving corporation. For a more complete description of the terms and conditions of the merger please refer to the proxy statement/prospectus dated February 5, 2002, previously mailed to you.

         If you have not previously voted we encourage you to sign, date and mail the enclosed proxy card today using the postage paid envelope provided. Alternatively, to save time and effort we are offering a convenient way to vote your shares by telephone. SIMPLY CALL OUR PROXY SOLICITOR, GEORGESON SHAREHOLDER, TOLL-FREE AT 877-620-5286. This will ensure that your vote is confirmed and posted immediately. If you previously have voted but would like to change your vote, please refer to pages 10 and 11 of the proxy statement/prospectus for instructions on how to do so, or call the proxy solicitor at the number listed above.

                                           By order of the Board of Directors

                                           /s/ David R. Burt
                                           President and CEO